SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C., 20549



                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                 RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
      ----------------------------------------------------------------
                              (Name of Issuer)



                    Units of Limited Partnership Interest
      ----------------------------------------------------------------
                       (Title of Class of Securities)



                                    None
      ----------------------------------------------------------------
                               (CUSIP Number)



                                 Ben Farahi
                                  Maxum LLC
                       1175 West Moana Lane, Suite 200
                             Reno, Nevada  89509
                        Telephone no. (775) 825-3355
      ----------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)



                               January 1, 2002
      ----------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box  [   ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------
(1)   Name of Reporting Persons/I.R.S. Identification Nos.
      of Above Persons (entities only)

      Maxum LLC (1)
------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [ X ]

                                                             (b)   [   ]

------------------------------------------------------------------------
(3)   SEC Use Only


------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      AF
------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) OR 2(e)                                         [   ]

------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Nevada
------------------------------------------------------------------------
                        (7)   Sole Voting Power
Number of                           -0-
Shares                  ------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by                            -0-
Each                    ------------------------------------------------
Reporting               (9)   Sole Dispositive Power
Person                              -0-
With                    ------------------------------------------------
                        (10)  Shared Dispositive Power
                                    -0-
------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      -0-
------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                   [   ]

------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      0%
------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      OO
------------------------------------------------------------------------


--------------------

     (1) Maxum LLC is a new member of the "group" with respect to which this Schedule 13D is being filed.

------------------------------------------------------------------------
(1)   Name of Reporting Persons/I.R.S. Identification Nos.
      of Above Persons (entities only)

      Western Real Estate Investments, LLC
      FEIN 88-0375845
------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [ X ]
                                                             (b)   [   ]

------------------------------------------------------------------------
(3)   SEC Use Only


------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      AF
------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) OR 2(e)                                         [   ]

------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------
                        (7)   Sole Voting Power
Number of                           -0-
Shares                  ------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by                            68,084
Each                    ------------------------------------------------
Reporting               (9)   Sole Dispositive Power
Person                              -0-
With                    ------------------------------------------------
                        (10)  Shared Dispositive
                                    68,084
------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      68,084
------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                   [   ]

------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      36.2%
------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      OO
------------------------------------------------------------------------

------------------------------------------------------------------------
(1)   Name of Reporting Persons/I.R.S. Identification Nos.
      of Above Persons (entities only)

      Farahi Investment Company
------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [ X ]
                                                             (b)   [   ]

------------------------------------------------------------------------
(3)   SEC Use Only


------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      WC
------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) OR 2(e)                                         [   ]

------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Nevada
------------------------------------------------------------------------
                        (7)   Sole Voting Power
Number of                           -0-
Shares                  ------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by                            68,084
Each                    ------------------------------------------------
Reporting               (9)   Sole Dispositive Power
Person                              -0-
With                    ------------------------------------------------
                        (10)  Shared Dispositive
                                    68,084
------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      68,084
------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                   [   ]

------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      36.2%
------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      PN
------------------------------------------------------------------------

------------------------------------------------------------------------
(1)   Names of Reporting Persons /I.R.S. Identification Nos.
      of Above Persons (Entities Only)

      Ben Farahi
------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [ X ]
                                                             (b)   [   ]

------------------------------------------------------------------------
(3)   SEC Use Only


------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      PF; AF
------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) OR 2(e)                                         [   ]

------------------------------------------------------------------------
(6)   Citizenship or Place of Reorganization

      United States
------------------------------------------------------------------------
                        (7)   Sole Voting Power
Number of                           44
Shares                  ------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by                            68,084
Each                    ------------------------------------------------
Reporting               (9)   Sole Dispositive Power
Person                              44
With                    ------------------------------------------------
                        (10)  Shared Dispositive
                                    68,084
------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      68,128
------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                   [   ]

------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      36.3%
------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------

------------------------------------------------------------------------
(1)   Names of Reporting Persons /I.R.S. Identification Nos.
      of Above Persons (Entities Only)

      John Farahi
------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [ X ]
                                                             (b)   [   ]

------------------------------------------------------------------------
(3)   SEC Use Only


------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      AF
------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) OR 2(e)                                         [   ]

------------------------------------------------------------------------
(6)   Citizenship or Place of Reorganization

      United States
------------------------------------------------------------------------
                        (7)   Sole Voting Power
Number of                           -0-
Shares                  ------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by                            68,084
Each                    ------------------------------------------------
Reporting               (9)   Sole Dispositive Power
Person                              -0-
With                    ------------------------------------------------
                        (10)  Shared Dispositive
                                    68,084
------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      68,084
------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                   [   ]

------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      36.2%
------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------

------------------------------------------------------------------------
(1)   Names of Reporting Persons /I.R.S. Identification Nos.
      of Above Persons (Entities Only)

      Bob Farahi
------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [ X ]
                                                             (b)   [   ]

------------------------------------------------------------------------
(3)   SEC Use Only


------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      AF
------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) OR 2(e)                                         [   ]

------------------------------------------------------------------------
(6)   Citizenship or Place of Reorganization

      United States
------------------------------------------------------------------------
                        (7)   Sole Voting Power
Number of                           -0-
Shares                  ------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by                            68,084
Each                    ------------------------------------------------
Reporting               (9)   Sole Dispositive Power
Person                              -0-
With                    ------------------------------------------------
                        (10)  Shared Dispositive
                                    68,084
------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      68,084
------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                   [   ]

------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      36.2%
------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the Units of Limited Partnership Interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P., a Delaware limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 1175 West Moana Lane, Reno, Nevada 89509.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This statement is filed by Maxum LLC ("Maxum"), Western Real Estate Investments, LLC ("Western"), its managing member, Farahi Investment Company ("FIC"), and the managers of Maxum and general partners of FIC, Ben Fahari ("Ben"), John Farahi ("John") and Bob Farahi ("Bob"). Each of Maxum, Western, FIC, Ben, John and Bob are sometimes referred to herein as the "Group Members."

      (b) The business address of Maxum, Western, FIC, Ben, John and Bob is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.

      (c) Maxum is engaged in managing entities which invest in real estate.

      Western is engaged in direct investment in real estate and in real estate-related entities.

      FIC is engaged in real estate investment and development in the Reno, Nevada area.

      Ben is the manager of Maxum and Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch Casino & Resort, Inc. ("Monarch"), which through its wholly owned subsidiary Golden Road Motor Inn ("Golden Road") operates the Atlantis Casino Resort in Reno, Nevada. Ben is also Co-Chairman of the Board, Chief Financial Officer and Treasurer of Golden Road.

      John is Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Monarch and of Golden Road.

      Bob is Co-Chairman of the Board and President of Monarch and of Golden Road.

      (d) None of the Group Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Group Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Maxum is a Nevada limited liability company. Western is a Delaware limited liability company. FIC is a Nevada general partnership. Ben, John and Bob are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source and the amount of funds or other consideration used by each of the Group Members in making their respective acquisitions of Units is as follows:

      Maxum does not beneficially own any Units. However, as of January 1, 2002, Maxum became the managing and associate general partner of the Partnership pursuant to a Consent Solicitation Statement, dated November 1, 2001, distributed by the RAM Funding, Inc., the former managing general partner of the Partnership, to the limited partners of the Partnership seeking their consent to Maxum's acquisition of the general partnership interests in the Partnership (the "Consent Solicitation").

      Prior to January 1, 2001, Western purchased 2,799 Units on the open market. In a series of transactions that occurred between January 10, 2001 and January 30, 2001, Western purchased 166 Units at prices per Unit ranging from $82.75 to $102.00. In addition, Western paid for 120 Units on February 14, 2001 for approximately $102.00 per Unit; 299 Units on
February 15, 2001 for approximately $104.00 per Unit; 24 Units on March 22, 2001 for approximately $130.00 per Unit and 140 Units on March 30, 2001 for approximately $125.00 per Unit. Western purchased such Units through intermediaries (e.g. through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of Units).

      On February 12, 2001, Western commenced a tender offer (the "Tender Offer") pursuant to a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on February 12, 2001 and amended on February 20, 2001, February 27, 2001, March 2, 2001, March 7, 2001, March 15, 2001 and May 22, 2001 ("Schedule TO"), for an aggregate of 40,000 Units at a purchase price of $127.00 per Unit payable in cash. As a result of the Tender Offer, Western has acquired 6,841 Units at an aggregate purchase price of $848,106.00. Western obtained the funds necessary to consummate the Tender Offer and its open market purchases of Units from capital contributions made directly or indirectly by FIC.

      As of January 1, 2002, in accordance with the terms and conditions of the General and Limited Partner Interest Assignment Agreement (the "Assignment Agreement"), dated as of October 10, 2001, among Maxum, Western, RAM Funding, Inc., the former managing general partner of the Partnership, Presidio AGP Corp., the former associate general partner of the Partnership, and certain affiliates of RAM Funding, Inc. and Presidio AGP Corp. who are former limited partners of the Partnership (the "Former LPs"), Western acquired an aggregate of 57,695 Units from the Former LPs, representing all of the Units owned by the Former LPs prior to January 1, 2002(the "Former LP Units"). The total purchase price paid by Western for the Former LP Units was $4,395,181.46. Western obtained the funds necessary to purchase the Former LP Units from capital contributions made directly or indirectly by FIC.

      In addition, on July 1, 1996, Ben purchased an aggregate of 44 Units on the open market using his personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

      Each of the Group Members purchased his or its Units primarily for investment purposes and with a view to making a profit. As described in
Item 3 above, Maxum became the managing and associate general partner of the Partnership as of January 1, 2002. The Partnership currently holds a zero-coupon first mortgage loan secured by an approximately 233,000 square foot shopping center located in Reno, Nevada.

      Western may purchase additional Units on the open market to provide liquidity for limited partners seeking to sell their Units.

      Except as set forth above, none of the Group Members has any plans or proposals which relate to or would result in any of the following:

      (a) The acquisition of additional securities of the Partnership, or the disposition of securities of the Partnership;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership;

      (c) A sale or transfer of a material amount of assets of the Partnership;

      (d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Partnership;

      (f) Any other material change in the Partnership's business or corporate structure;

      (g) Changes in the Partnership's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

      (h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to those enumerated above.

      Any decision by any of the Group Members in the future to take any such actions with respect to the Partnership or its securities will depend upon several factors, including the prospects of the Partnership, general market and economic conditions and other factors deemed relevant.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 187,919 Units outstanding, which is the total number of Units outstanding on September 30, 2001, as set forth in the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001. Each of the Group Members, with the exception of Maxum and Ben, beneficially owns 68,084 Units, representing approximately 36.2% of the number of issued and outstanding Units as of September 30, 3001. Maxum does not beneficially own any Units and Ben beneficially owns 68,128 Units, representing approximately 36.3% of the number of issued and outstanding Units as of September 30, 2001.

      (b) Each of the Group Members with the exception of Maxum shares the power to vote and dispose of 68,084 Units with the others. Ben has the sole power to vote and dispose of 44 additional Units.

      (c) Other than the acquisition of the Units pursuant to the Assignment Agreement as described in Item 3 above, none of the Group Members has engaged in any transactions in the Units within the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

      Each of the Group Members has executed a Joint Filing Agreement, dated as of May 15, 2001, as amended as of January 1, 2002 to add Maxum as a signature thereto (the "Joint Filing Agreement"), in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, pursuant to which each of such persons granted a power of attorney in favor of Ben to execute on his or its behalf this Schedule 13D and all amendments hereto and such other documents in connection therewith, and to file the same with the SEC on his or its behalf.

      Except as set forth in Item 4 of this Schedule 13D, none of the Group Members has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Partnership, including but not limited to transfer or voting of any of the securities of the Partnership, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Partnership.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      1. Joint Filing Agreement ("Joint Filing Agreement"), dated as of May 15, 2001, pursuant to Rule 13d-1(k), including Power of Attorney granted to Ben Farahi to sign Schedule 13D and all amendments thereto and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of Western Real Estate Investments, LLC, Farahi Investment Company, Ben Farahi, John Farahi and Bob Farahi (incorporated by reference to Exhibit No. 1 to
            Schedule 13D filed with the Securities and Exchange Commission on May 22, 2001 by Western Real Estate Investments, LLC,
            Farahi Investment Company, Ben Farahi, John Farahi and
            Bob Farahi with respect to securities of Resources Accrued Mortgage Investors 2 L.P.).

      2.    Amendment No. 1 to Joint Filing Agreement dated as of
            January 1, 2002.

                                  SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2002



                                    /s/ Ben Farahi
                                    ------------------------------
                                    Ben Farahi

                                EXHIBIT INDEX

Exhibit
No.         Document

  1. Joint Filing Agreement ("Joint Filing Agreement"), dated as of May 15, 2001, pursuant to Rule 13d-1(k), including Power of Attorney granted to Ben Farahi to sign Schedule 13D and all amendments thereto and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of Western Real Estate Investments, LLC, Farahi Investment Company, Ben Farahi, John Farahi and
            Bob Farahi (incorporated by reference to Exhibit No. 1 to
            Schedule 13D filed with the Securities and Exchange Commission on May 22, 2001 by Western Real Estate Investments, LLC, Farahi Investment Company, Ben Farahi, John Farahi and Bob Farahi with respect to securities of Resources Accrued Mortgage Investors 2 L.P.).

  2.        Amendment No. 1 to Joint Filing Agreement dated as of
            January 1, 2002.

                             AMENDMENT NO. 1 TO

                           JOINT FILING AGREEMENT



      AMENDMENT NO. 1 TO JOINT FILING AGREEMENT, dated as of January 1, 2002, by and between the persons listed on the signature pages hereto.

      WHEREAS, the parties hereto constitute a "group" (the Group") with respect to the beneficial ownership of the Units for purposes of Rule 13d-1 and Schedule 13D promulgated by the Securities and Exchange Commission (the "SEC").

      WHEREAS, each of the parties hereto with the exception of Maxum LLC, a Nevada limited liability company ("Maxum"), entered into a Joint Filing Agreement dated as of May 15, 2001 (the "Agreement") with respect to their beneficial ownership of Units of Limited Partnership Interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P., a Delaware limited partnership (the "Partnership"); and

      WHEREAS, Maxum has become a member of the Group as of the date of this Amendment; and

      WHEREAS, the parties desire to amend the Agreement to add Maxum as a party thereto.

      NOW, THEREFORE, the parties hereto hereby agree as follows:

      1. The Agreement is hereby amended to the extent necessary to reflect that Maxum is a party thereto and is bound by all of the provisions thereof.

      2. The Agreement, as amended in accordance with Paragraph 1 above, is ratified, confirmed and approved in all respects.

      3. This Amendment may be executed in counterparts, each of which taken together shall constitute one and the same document.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                              MAXUM LLC


                              By:   /s/ Ben Farahi
                                    ------------------------------
                                    Name:   Ben Farahi
                                    Title:  Manager



                              WESTERN REAL ESTATE INVESTMENTS, LLC

                              By:   FARAHI INVESTMENT COMPANY


                                    By:    /s/ Ben Farahi
                                           -----------------------
                                           Name:   Ben Farahi
                                           Title:  Partner



                              FARAHI INVESTMENT COMPANY

                              By:   /s/ Ben Farahi
                                    ------------------------------
                                    Name:   Ben Farahi
                                    Title:  Partner


                              By:   /s/ Bob Farahi
                                    ------------------------------
                                    Name:  Bob Farahi
                                    Title: Partner


                                    /s/ Ben Farahi
                                    ------------------------------
                                    Ben Farahi


                                    /s/ John Farahi
                                    ------------------------------
                                    John Farahi


                                    /s/ Bob Farahi
                                    ------------------------------
                                    Bob Farahi